UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-38261

Kaixin Holdings

(Registrant’s name)

Complex Building Room 211

18 Dong Quan Avenue

Luoyang Town, Taishun County

Wenzhou, Zhejiang Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

As of today, the total number of outstanding shares of Kaixin Holdings was 24,806,448, consisting of (i) 22,636,447 Class A ordinary shares of a par value of US$1.35 each, of which 21,660,000 are restricted shares and (ii) 2,170,001 Class B ordinary shares of a par value of US$1.35 each, all of which are restricted shares.

Incorporation By Reference

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-291748) and Form S-8 (File No. 333-291281) of the registrant and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kaixin Holdings

Date: January 9, 2026	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer